Petros Pharmaceuticals, Inc

1185 Avenue of the Americas, Suite 249

New York, New York 10036

December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Petros Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on December 13, 2021
File No. 333-261618 (the “Registration Statement”)
Request for Acceleration

Dear Ms. Sarmento,

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Petros Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on December 17, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

PETROS PHARMACEUTICALS, INC.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP